

November 17, 2011

Via E-mail
Ben Mathews
Secretary
Rio Tinto plc and Rio Tinto Limited
2 Eastborn Terrace
London, W2 6LG, United Kingdom

      Re: Rio Tinto plc and Rio Tinto Limited
                Form 20-F for Fiscal Year Ended December 31, 2010
                Filed March 15, 2011
                Response letter dated October 25, 2011
                File No. 1-10533 and 1-34121

Dear Mr. Mathews:

      We have reviewed your filings and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.   You state on page 4 of your letter dated October 25, 2011 that Iran Foreign Investment Company has two representatives on the Board of Rossing Uranium Limited. Section 5(b)(1)(A) of the Iran Sanctions Act of 1996, as amended by the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, mandates the imposition of sanctions with respect to any person who provides to Iran "any goods, services, technology, or other items knowing that the provision of such goods, services, technology, or other items would contribute materially" to Iran's ability to, among other things, develop nuclear weapons or related technologies. Please discuss for us whether IFIC's representation on the RUL Board provides IFIC with access to information that is comprehended within the terms of Section 5(b)(1)(A) of the Iran Sanctions Act.

Engineering comment

2.   We note your response to comment 8 that the Richards Bay Mineral Sands operations, Argyle mine and Murowa Diamond mine reserves were estimated using forward looking commodity prices as allowed by the JORC code on the Australian Stock Exchange, but failed the economic test using the three-year historic average price and were removed from your Form 20-F reserve table. Our review of the JORC code did not provide any guidance on foreword-based pricing with reserve estimates, aside from the judgment of the competent persons. Please provide the basis, process/procedure, and restricting parameters for reserves estimated using a forward-based commodity price. Please note there is not a materiality test for reserve reporting requirements.

        You may contact Mark Wojciechowski at (202) 551-3759 or, in his absence, Michael Fay, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 regarding engineering comments. Please contact me at (202) 551-3489 with any other questions.

                        Sincerely,

                        /s/ Brad Skinner

                        Brad Skinner
                        Senior Assistant Chief Accountant